COMMON STOCK SUBSCRIPTION AGREEMENT

INVESTMENT IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS AND IS SUITABLE ONLY FOR PERSONS WHO HAVE NO NEED FOR IMMEDIATE LIQUIDITY IN THEIR INVESTMENT AND WHO CAN BEAR THE ECONOMIC RISK OF A LOSS OF THEIR ENTIRE INVESTMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. YOU MAY NOT BE ABLE TO SELL OR TRANSFER ANY SECURITIES PURCHASED BY YOU, AND, THEREFORE, YOU MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

IMPORTANT: PLEASE READ CAREFULLY BEFORE SIGNING. YOU WILL BE MAKING SIGNIFICANT REPRESENTATIONS BY SIGNING THIS COMMON STOCK SUBSCRIPTION AGREEMENT.

SECTION 1 PURCHASE AND SALE OF SECURITIES

1.1 Purchase and Sale of the Common Stock.

(a) The undersigned entity (the "**Purchaser**") understands that Soulmate Brewing Company, a Vermont corporation (the "**Company**"), is conducting an offering (the "**Offering**") of up to 111,666 shares (the "**Shares**") of the Company's Common Stock, par value $0.001 per share (the "**Common Stock**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding website (the "**Portal**"), as the same may be amended from time to time (the "**Form C**"), and the Offering Statement, which is included therein (the "**Offering Statement**").

(b) The Purchaser hereby tenders this subscription for the purchase of that number of Shares of the Company, at a price of $5.00 per Share. Purchaser agrees to tender funds in the amount set forth on the signature page hereto simultaneous with the delivery of this Subscription Agreement in exchange for the Shares (the "**Purchase Price**"). Capitalized terms used and not otherwise defined in this Common Stock Subscription Agreement (the "**Agreement**") have the meanings respectively ascribed to them in the Company's First Amended and Restated Articles of Incorporation, dated as of November 16, 2022 (the "**Charter**").

(c) The Company will have the right to immediately use all funds received from such subscription. The Company reserves the right to accept or reject the Purchaser's subscription for the Shares, in whole or in part. In the event that the Company rejects the Purchaser's subscription, any Purchase Price actually received by the Company will be returned to the Purchaser without interest. Except as otherwise provided by applicable law, the Purchaser's subscription is irrevocable and may not be rescinded once the Company has accepted all or a portion of the Purchaser's subscription, as evidenced by a fully executed copy of this Agreement.

(d) The Company is offering the Shares to prospective investors through the Portal, which is registered with the Securities and Exchange Commission as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Purchasers should carefully review the Form C and the accompanying Offering Statement, which are available on the Portal at www.wefunder.com.

SECTION 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

By accepting this subscription, the Company represents and warrants to the Purchaser as follows:

2.1 <u>Organization, Qualifications and Power</u>. The Company is a corporation, validly existing and in good standing under the laws of the State of Vermont. The Company has the power and authority to own and hold its properties, to carry on its business as currently conducted, to execute, deliver and perform this Agreement and to issue and deliver the Shares.

2.2 <u>Authorization of Agreements, etc</u>. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the issuance and delivery of the Shares have been duly authorized by all requisite corporate action and will not violate any provision of the Company's Charter or the Shareholders' Agreement, dated as of October 31, 2022 (the "**Shareholders' Agreement**"), as either may be amended from time to time.

2.3 <u>Validity</u>. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except: (i) as the enforceability thereof may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance and similar laws and by moratorium laws from time to time in effect; and (ii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

2.4 <u>Actions Pending</u>. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, or its properties or rights, before any court or by or before any governmental body or arbitration board or tribunal, the outcome of which may be reasonably expected to result in any material adverse change in the business, operations or condition (financial or other) of the Company.

SECTION 3 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Company as follows:

3.1 <u>Validity</u>. This Agreement has been duly executed and delivered by the Purchaser and this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms.

3.2 Investment Intent. The Shares are being purchased solely for the Purchaser's own account for investment purposes only and not for the account of any other person and not for distribution, assignment or resale to others and no other person has a direct or indirect beneficial interest in the Shares.

3.3 Disclosure. The undersigned has received and had the opportunity to review the Form C and accompanying Offering Statement, as well as the Company's present business plan, historical financial statements, financial projections, a capitalization table, and has been given access to full and complete information regarding the Company and has utilized such access to the undersigned's satisfaction for the purpose of obtaining such information regarding the Company as the undersigned has reasonably requested. The undersigned has been given reasonable opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the Offering and to obtain any additional information requested, to the extent reasonably available. The Company intends to use the proceeds from this Offering for working capital and other general corporate and administrative purposes.

3.4 Investor Knowledge. The undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and significant risks of an investment in the Shares. The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

3.5 Investment Advice. The undersigned has obtained, to the extent the undersigned deems necessary, professional advice with respect to the risks inherent in investment in the Shares, and the suitability of an investment in the Shares in light of the undersigned's financial condition and investment needs. The undersigned is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

3.6 "Bad Actor." The Purchaser hereby represents that neither it nor any of its Rule 506(d) Related Parties is a "bad actor" within the meaning of Rule 506(d) promulgated under the Securities Act. For purposes of this Agreement, "Rule 506(d) Related Party" shall mean a person or entity covered by the "Bad Actor disqualification" provision of Rule 506(d) of the Securities Act.

3.7 Backup Withholding. The Purchaser certifies, under penalty of perjury, that the Purchaser is NOT subject to the backup withholding provisions of section 3406(a)(1)(C) of the Internal Revenue Code. (Please Note: You are subject to backup withholding if (i) you fail to furnish your Social Security Number or Taxpayer Identification Number, (ii) the Internal Revenue Service notifies the Company that you furnished an incorrect Social Security Number or Taxpayer Identification Number, (iii) you are notified that you are subject to backup withholding, or (iv) you failed to certify that you are

not subject to backup withholding, or you fail to certify your Social Security Number or Taxpayer Identification Number).

SECTION 4 RESTRICTIONS ON TRANSFER

4.1 Restricted Securities. The undersigned realizes that (i) the Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act and are subject to restrictions on transfer imposed by or on account of federal and state securities laws as well as restrictions on transfer contained in this Agreement, (ii) the purchase of the Shares is a long-term investment; (iii) the undersigned must bear the economic risk of investment for an indefinite period of time because the Shares have not been registered under the Securities Act or under the securities laws of any state and therefore cannot be resold unless they are subsequently registered under said laws or exemptions from registrations are available; and (iv) the undersigned acknowledges that the undersigned may not be able to liquidate the undersigned's investment in the event of an emergency or to pledge the Shares as collateral for a loan. The Purchaser agrees that appropriate legends referring to these restrictions will be set forth on any certificates representing the Shares, if any, substantially to the following effect:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES CANNOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF, EXCEPT IN CONFORMITY WITH THE ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH CONFORMITY MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY. THESE SECURITIES ARE ALSO SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN A COMMON STOCK SUBSCRIPTION AGREEMENT BETWEEN THE HOLDER AND THE COMPANY, A COPY OF WHICH IS AVAILABLE FOR INSPECTION AT THE OFFICES OF THE COMPANY.

The Purchaser acknowledges and agrees that the Purchaser may not subsequently sell, assign, pledge, hypothecate or otherwise transfer the Shares except: (i) pursuant to an effective registration statement registering the Shares and/or such equity interests under the Securities Act or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply, or (ii) pursuant to the opinion of counsel, which has been obtained by the Purchaser and is in all respects satisfactory to the Company, that such registration under the Securities Act and/or such state securities laws is not required to effect such subsequent sale, assignment, pledge, hypothecation or other transfer. For an indefinite period following the issuance of the Shares, the Company reserves and shall have the right to refuse to accept or register any transfer of the Shares unless either of the foregoing conditions is satisfied.

4.2 Restrictions on Transfer. The Purchaser agrees that the Purchaser may not transfer or assign (by operation of law or otherwise) without the consent of the Company, its rights hereunder, nor the Shares, except to a person or entity who or which, directly or indirectly, controls, or is controlled by, or is under common control with the Purchaser, except pursuant to Section 227.501 of Regulation Crowdfunding. The Purchaser hereby acknowledges and agrees that Purchaser's purchase of the Shares and admission as a shareholder of the Company are conditioned on the Purchaser becoming a party to the Shareholders' Agreement, which contains additional restrictions on the transferability of any Shares and drag-along provisions pursuant to which the Purchaser will agree to sell such Shares in a sale of the Company.

SECTION 5 MISCELLANEOUS

5.1 Expenses. Each of the Purchaser and the Company will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions shall be consummated.

5.2 Survival of Agreements. All covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement. To the extent the Purchaser breaches this Agreement, it shall indemnify the Company for any expense or liability incurred by the Company resulting from such breach (including, without limitation, reasonable attorneys' fees).

5.3 Parties in Interest. All covenants and agreements contained in this Agreement by or on behalf of either of the parties hereto shall bind and, to the extent set forth herein, inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

5.4 Notices. Any notice or other communication to be given hereunder shall be in writing and mailed or sent electronically to such party at the address or number set forth below:

If to the Purchaser:	At the address set forth on the signature page hereto.
If to the Company:	Soulmate Brewing Company PO Box 1133 Morrisville, VT 05661 Attn: Jonathan Mogor

or to such other person, address or number as the party entitled to such notice or communication shall have specified by notice to the other party given in accordance with the provisions of this Section. Any such notice or other communication shall be deemed given: (i) if mailed, when deposited in the mail, properly addressed and with postage prepaid; or (ii) if sent by electronically, when transmitted with confirmed receipt.

5.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Vermont, without giving effect to such jurisdiction's principles of conflict of laws.

5.6 Exclusive Jurisdiction. The parties: (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Vermont and to the jurisdiction of the United States District Court for the District of Vermont for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement; (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Vermont or the United States District Court for the District of Vermont and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. The prevailing party shall be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Vermont or any court of the State of Vermont having subject matter jurisdiction.

5.7 Entire Agreement, Amendment. This Agreement, together with the Shareholders' Agreement, embodies the entire agreement and understanding between the parties relating to the subject matter hereof and there are no covenants, promises, agreements, conditions or understandings, oral or written, except as herein set forth. This Agreement and the covenants and restrictions and agreements contained herein may be waived, amended, or discharged in an instrument executed by the Company and the Purchaser.

5.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. These counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.9 Subscription Procedure. The undersigned agrees that funds are being delivered herewith to the Company in an amount equal to the Purchase Price.

5.10 Signatures. The Purchaser hereby represents that the Purchaser has read this entire Agreement and all exhibits referenced herein. By execution below, the Purchaser acknowledges that the Company is relying upon the accuracy and completeness of representations contained in this Agreement in complying with its obligations under applicable securities laws.

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IN WITNESS WHEREOF, the parties have executed this Common Stock Subscription Agreement as of the date written below.

THE COMPANY:

SOULMATE BREWING COMPANY

By: Founder Signature
Jonathan Mogor, President

Date: [EFFECTIVE DATE]

PURCHASER:

[ENTITY NAME]

By: Investor Signature
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

Date: [EFFECTIVE DATE]

$[AMOUNT]
Investment ($)

Mailing Address for Notice:
1887 Whitney Mesa Dr. #8885
Henderson, NV 89014

E-Mail Address for Notice:
updates@wefunder.com

Read and approved for (IRA use only): BY____

The investor is an "accredited investor " as that term is defined in regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or NO by checking the appropriate box.

[ ] Accredited

[X] Not Accredited